UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SQL TECHNOLOGIES CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

78471E105

(CUSIP Number)

Dov Shiff

c/o SQL Technologies Corp.
11030 Jones Bridge Road, Suite 206

Johns Creek, Georgia 30022

(770) 754-4711

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78471E105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Dov Shiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,895,000(1)
	8	SHARED VOTING POWER 11,015,330(2)
	9	SOLE DISPOSITIVE POWER 4,020,000(1)(3)
	10	SHARED DISPOSITIVE POWER 11,055,330(2)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,075,330(1)(2)(3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 40,000 shares of Common Stock held by Mr. Shiff’s spouse.
(2)	Includes (i) 10,779,618 shares of Common Stock held by Shiff Group Investments Ltd. and (ii) 235,712 shares of Common Stock held by Shiff Group Assets Ltd., which were purchased in the Company’s initial public offering consummated on February 14, 2022 (the “IPO”).
(3)	Includes 125,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.
(4)	Includes 40,000 shares of Common Stock that may be acquired upon the conversion of the Subordinated Convertible Promissory Note, which is convertible into shares of Common Stock at any time at the option of the holder. Does not include interest.

CUSIP No. 78471E105	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Shiff Group Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,779,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,819,618(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,819,618(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 40,000 shares of Common Stock that may be acquired upon the conversion of the Subordinated Convertible Promissory Note, which is convertible into shares of Common Stock at any time at the option of the holder. Does not include interest.

CUSIP No. 78471E105	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Shiff Group Assets Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 235,712(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 235,712(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 235,712(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

(1)	These shares were purchased in the Company’s IPO.

CUSIP No. 78471E105	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”), of SQL Technologies Corp., a Florida corporation (the “Company”). The Company reports that its principal executive offices are located at 11030 Jones Bridge Road, Suite 206, Johns Creek, Georgia 30022.

Item 2. Identity and Background.

This Statement is filed by (i) Dov Shiff, (ii) Shiff Group Investments Ltd., an Israeli private company (“SGI”), and (iii) Shiff Group Assets Ltd., an Israeli private company (“SGA”). The foregoing entities and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of SGI and SGA is serving as a private family investment vehicle. Mr. Shiff’s principal occupation is serving as the President and Chief Executive Officer of SCI and as a controlling person of SGA. Mr. Shiff is also a director of the Company. Mr. Shiff is an Israeli citizen.

The principal business address of each of the Reporting Persons is 2 Ben Shafrut St. Apt # 106, Tel Aviv 6296802 Israel.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock and securities convertible or exercisable into shares of Common Stock beneficially owned by the Reporting Persons were acquired from the Company in private placement transactions or in the Company’s IPO and/or received as director compensation. See Item 5(c) for information relating to the Reporting Persons’ transactions in the Common Stock during the past 60 days. The source of funds for the shares of Common Stock and other securities purchased by SCI and SCA was their working capital. The source of funds for the shares of Common Stock purchased by Mr. Shiff was his personal funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Shiff in his capacity as a director of the Company or by the Board of Directors with his participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 78471E105	13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 14,910,330 shares of Common Stock, which represents approximately 19.4% of the Company’s outstanding shares of Common Stock. Mr. Shiff also holds options to purchase an aggregate of 125,000 shares of Common Stock, all of which are fully exercisable and were granted to him as part of his director compensation. Such options include (i) options to purchase 25,000 shares of Common Stock at an exercise price of $3.00 per share, which were granted on January 1, 2018 and expire on January 1, 2023; (ii) options to purchase 25,000 shares of Common Stock at an exercise price of $3.00 per share, which were granted on January 1, 2019 and expire on January 1, 2024; (iii) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on January 1, 2020 and expire on January 1, 2025; (iv) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2020 and expire on December 31, 2025; and (v) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2021 and expire on December 31, 2026. SCI also holds a Subordinated Convertible Promissory Note (defined below), which may be converted into 40,000 shares of Common Stock (excluding interest), based on a conversion price of $15.00 per share, at any time at the option of the holder and matures on November 3, 2023.

Each of SGI and SGA directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.

Mr. Shiff, as President and Chief Executive Officer of SGI, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGI. Mr. Shiff, as a controlling person of SGA, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGA.

(b) Each of SGI and SGA beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff, as President and Chief Executive Officer of SGI, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by SGI. Mr. Shiff, as a controlling person of SGA, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by SGA.

Mr. Shiff has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.

(c) During the past 60 days, the Reporting Persons engaged in the following transactions: (i) on December 28, 2021, Mr. Shiff exercised an option to purchase 25,000 shares of Common Stock, dated January 1, 2017, at an exercise price of $2.60 per share, which was received as director compensation; (ii) on December 31, 2021, Mr. Shiff received, as director compensation, 20,000 shares of Common Stock and an option to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which expires December 31, 2026; (iii) on February 14, 2022, Mr. Shiff was issued 2,600,000 shares of Common Stock pursuant to the conversion of Series A Convertible Preferred Stock held by the Reporting Persons, which the Reporting Persons elected to convert in connection with the consummation of the IPO and was convertible on a one-for-one basis; and (iv) on February 14, 2022, SGA purchased 235,712 shares of Common Stock in the IPO at an initial public offering price of $14.00 per share.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

CUSIP No. 78471E105	13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.1 to this Statement.

On November 3, 2020, SGI entered into a securities purchase agreement with the Company, pursuant to which SGI agreed to purchase a three-year subordinated convertible promissory note in the principal face amount of $600,000 (the “Subordinated Convertible Promissory Note”). Subject to other customary terms, the Subordinated Convertible Promissory Note matures on November 3, 2023 and accrues interest at a rate of 6% per annum, which is payable annually in cash or Common Stock, at the holder’s discretion. At any time after issuance and prior to or on the maturity date, the Subordinated Convertible Promissory Note is convertible at the option of the holder into shares of Common Stock at a conversion price of $15.00 per share. Upon notice to the holder, the Company may prepay, in whole or in part, the outstanding balance of the Subordinated Convertible Promissory Note at any time prior to the maturity date; provided, that the holder has the right to convert the Subordinated Convertible Promissory Note into shares of Common Stock in lieu of prepayment. Upon the occurrence of certain events of default and written notice from the holder, the Subordinated Convertible Promissory Note will become immediately due and payable and, until paid in full, will bear interest at a rate of 12% per annum.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

99.2	Form of Securities Purchase Agreement related to Purchase of Subordinated Convertible Balloon Promissory Note, including form of Subordinated Convertible Balloon Promissory Note (filed as Exhibit 10.34 to the Company’s Registration Statement on Form S-1 (File No. 333-261829) filed with the Securities and Exchange Commission on December 22, 2021 and incorporated herein by reference).

CUSIP No. 78471E105	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: February 16, 2022

/s/ Dov Shiff
DOV SHIFF

SHIFF GROUP INVESTMENTS LTD.

/s/ Dov Shiff
Dov Shiff
President and Chief Executive Officer

SHIFF GROUP ASSETS LTD.

/s/ Dov Shiff
Dov Shiff
Controlling Person